Mr. Larry Spirgel

Assistant Director

Securities and Exchange Commission

Digagogo Ventures Corp.

645 Griswold Street, Suite 3500

Detroit, MI 48226-4120

May 24, 2012

United States Securities and Exchange Commission

Attn: Larry Spirgel, Assistant Director

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4561

Re:

Digagogo Ventures Corp.

Item 4.01 Form 8-K

Filed May 10, 2012

File No. 333-166494

Dear Mr. Spirgel:

We are writing in response to your comment letter dated May 14, 2012, regarding the above referenced filing for Digagogo Ventures Corp. (the “Company”).  Our responses to your comments follow each of the comments below.

Form 8-K, Item 4.01

1.

Refer to the third paragraph of the Form 8-K where you indentify accounting disagreements with your former auditor.  For each disagreement, please tell us supplementally:

a.

what period the disagreements relates to?

RESPONSE:  The disagreements at issue relates to the period between October 1, 2011 and December 31, 2011.

b.

the nature of the disagreement including the company’s position and the former accountant’s position at the time of the disagreement?

RESPONSE:  There were two areas of with which our former auditors could not get comfortable.  First, our former auditor was not satisfied with our method of recording revenue because they believed that the collectability of the revenue was not reasonably assured.  We recorded $500,000 of revenue for a sublicense agreement.  The terms of the agreement were $50,000 cash at signing and $450,000 cash in approximately 30 days. No additional payments were received under this sublicense agreement.  This receivable was reduced by assignments of payables and debts related to Omni Data Capital Corp.  We discussed with our former auditor that we would be willing to record and account for this transaction differently to enable them to get comfortable with it, but they advised us they already made the decision to resign.  Second, our former auditors believed there were potential related party transactions because a consultant to the Company loaned or gave Fernando Londe money to buy his majority stake in the Company. This consultant, through his entity, was the party involved in the assignments of payables and reduction of the receivable from the sublicense agreement.  The former auditor advised us that they could not satisfy themselves that these transactions were not entered into as a means to justify recording the revenues.  They are not claiming they were entered into for these reasons; they just could not satisfy themselves that they were not.

c.

the amounts involved?

RESPONSE:  The amount at issue in the disagreements was the $500,000 of revenue discussed above.

Mr. Larry Spirgel

Assistant Director

Securities and Exchange Commission

d.

why the disagreements could not be resolved or how it was resolved?

RESPONSE:  Although we expressed to our former auditors that we were comfortable with a different method for recording the $500,000 of revenue, the former auditors had made already made the decision that they intended to resign.

e.

how and by whom any amounts were determined?

RESPONSE:  The Company and our accountants made the determination to record $500,000 of revenue based on the terms of the sublicense agreement.

f.

whether or not you intend to restate any prior period for any adjustment?

RESPONSE:  We do not intend to restate any prior period for adjustment because the disagreement only relates to our fourth quarter and no financials have been filed yet for that period.

2.

With respect to the disagreement with your former accountants, revise the Form 8-K to provide all the information required by Item 304(a)(1)(iv) of the Regulation S-K.

RESPONSE:  We will revise our Form 8-K to reflect all the requirements of Item 304(a)(1)(iv) of the Regulation S-K.

3.

Please also note the requirements of Item 304(b) of Regulation S-K.  If there were any material transactions or events similar to those involved in the disagreement that you accounted for or disclosed differently than your prior accountant would have concluded was required, you should provide all of the disclosures required by Item 304(b) of Regulation S-K.

RESPONSE:  We do not have any material transactions or events similar to those involved in the disagreement that we accounted for or disclosed differently than our prior accountant would have concluded was required.

4.

To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountant stating whether the accountant agrees with the statements made in your revised 8-K.

RESPONSE:  We will obtain and file an updated Exhibit 16 in our revised Form 8-K.

Furthermore, in response to the comments, the Company acknowledges that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission

Please feel free to contact our counsel, David Rees, via e-mail at drees@vincentrees.com or via telephone at (801) 303-5730 with any questions or concerns.

Sincerely,

DIGAGOGO VENTURES CORP.

By:   /s/ Nehru Chomatil

Nehru Chomatil, Chief Executive Officer